EXHIBIT 99.47
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                FEBRUARY 24, 2005

                   ADVANTAGE ANNOUNCES YEAR END 2004 RESERVES

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CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or the "Fund")
(TSX: AVN.UN) is pleased to announce the results of its year end reserve evaluation which is based on an independent engineering study conducted by Sproule Associates Limited ("Sproule") prepared in accordance with National Instrument 51-101.

RESERVE HIGHLIGHTS (WORKING INTEREST RESERVES USING SPROULE PRICE AND COST
FORECASTS)

                                                                     December 31, 2004                 December 31, 2003
---------------------------------------------------------------------------------------------------------------------------
Proved plus probable reserves (mboe)                                         82,951                            53,271
Proved reserves (mboe)                                                       55,375                            38,998
Present Value at 10%, proved plus probable ($000)                        $  885,094                         $ 520,050
Net Asset Value per Unit at 10%                                          $   $11.04 (1)(2)                  $    9.69
Reserve Life Index (proved plus probable - years) (3)                           9.9                               9.1
Reserves per Unit (proved plus probable)                                       1.28 (1)                          1.24
Debt per boe of reserves                                                 $    $2.25 (2)                     $    2.29

(1) Based on fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end
(2)  Bank debt and working capital net of proceeds related to the issuance of
     5.25 million Units on February 9, 2005
(3)  Based on year end exit rate production


o    Proved plus probable reserves increased by 56% to 83.0 mmboe.

o Reserve additions from the Fund's 2004 capital expenditure program were 8.2 mmboe at a cost of $13.18 per boe which replaced 116% of production.

o Reserve additions from the acquisitions of the Anadarko assets and Defiant Energy Corporation were 29.1 mmboe at a cost of $13.05 per boe.

o Total net reserve additions for the year were 36.8 mmboe with a net cost for finding, development and acquisitions of $13.12 per boe.


WORKING INTEREST RESERVES SUMMARY AS AT DECEMBER 31, 2004 USING SPROULE
PRICE AND COST FORECASTS

                                                                             Natural                              Oil
                                   Light & Medium Oil     Heavy Oil        Gas Liquids      Natural Gas       Equivalent
                                         (mbbl)            (mbbl)            (mbbl)            (mmcf)           (mboe)
---------------------------------------------------------------------------------------------------------------------------
PROVED
Developed Producing                       11,714.2          1,562.4          2,601.3            186,137         46,901
Developed Non-producing                      490.8              0.0            134.8              9,494          2,207
Undeveloped                                3,262.6              0.0            376.7             15,764          6,267
TOTAL PROVED                              15,467.6          1,562.4          3,112.8            211,395         55,375
---------------------------------------------------------------------------------------------------------------------------
Probable                                  11,318.6            624.1          1,874.1             82,552         27,576
TOTAL PROVED + PROBABLE                   26,786.2          2,186.5          4,986.9            293,946         82,951
---------------------------------------------------------------------------------------------------------------------------

PRESS RELEASE
ADVANTAGE ENERGY INCOME FUND                                        Page 2 of 4
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
PRESENT VALUE OF FUTURE NET REVENUE USING SPROULE PRICE AND COST FORECASTS
($000)
                                                                Before Income Taxes Discounted at
                                           0%                                  5%                                 10%
---------------------------------------------------------------------------------------------------------------------------
PROVED
Developed Producing                    $  984,488                         $  739,592                         $  613,438
Developed Non-producing                    38,209                             30,840                             25,880
Undeveloped                                83,899                             62,320                             44,808
TOTAL PROVED                            1,106,596                            832,752                            684,126
---------------------------------------------------------------------------------------------------------------------------
Probable                                  563,512                            302,457                            200,968
TOTAL PROVED + PROBABLE               $ 1,670,108                        $ 1,135,209                          $ 885,094
---------------------------------------------------------------------------------------------------------------------------

SPROULE PRICE FORECASTS

The present value of future cash flow at December 31, 2004 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited effective December 31, 2004. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next five years are summarized in the table below:

                                   WTI          Edmonton Light     Alberta Plantgate       Henry Hub           Exchange
                                Crude Oil          Crude Oil          Natural Gas         Natural Gas            Rate
Year                            ($US/bbl)         ($Cdn/bbl)         ($Cdn/mmbtu)         ($US/mmbtu)         ($US/$Cdn)
---------------------------------------------------------------------------------------------------------------------------
2005                             $ 44.29           $ 51.25              $ 6.76              $ 6.74              $ 0.84
2006                             $ 41.60            $ 48.03             $ 6.45              $ 6.48              $ 0.84
2007                             $ 37.09            $ 42.64             $ 6.00              $ 6.08              $ 0.84
2008                             $ 33.46            $ 38.31             $ 5.55              $ 5.70              $ 0.84
2009                             $ 31.84            $ 36.36             $ 5.21              $ 5.41              $ 0.84

WORKING INTEREST RESERVES RECONCILIATION USING SPROULE PRICE AND COST FORECASTS

                                              Light &           Heavy          Natural Gas        Natural             Oil
                                            Medium Oil           Oil             Liquids            Gas           Equivalent
PROVED DEVELOPED PRODUCING                    (mbbl)           (mbbl)             (mbbl)          (mmcf)            (mboe)
---------------------------------------------------------------------------------------------------------------------------
OPENING BALANCE DEC. 31, 2003                  5,614                5              1,575           155,000           33,027
Extensions                                       796                0                190             2,255            1,362
Improved recovery                                  0                0                  0                 0                0
Discoveries                                        0                0                  0                 0                0
Economic factors                                 175               65                 12             1,365              481
Technical revisions                              408              358                162            13,910            3,246
Acquisitions                                   6,372            1,255                965            44,941           16,082
Dispositions                                    (196)               0                 (7)              (86)            (217)
Production                                    (1,455)            (121)              (296)          (31,248)          (7,080)
---------------------------------------------------------------------------------------------------------------------------

CLOSING BALANCE AT DEC. 31, 2004              11,714            1,562              2,601           186,137           46,901
---------------------------------------------------------------------------------------------------------------------------

PRESS RELEASE
ADVANTAGE ENERGY INCOME FUND                                        Page 3 of 4
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
                                              Light &           Heavy          Natural Gas        Natural             Oil
                                            Medium Oil           Oil             Liquids            Gas           Equivalent
PROVED                                        (mbbl)           (mbbl)             (mbbl)          (mmcf)            (mboe)
---------------------------------------------------------------------------------------------------------------------------
OPENING BALANCE DEC. 31, 2003                  6,415                5              1,841           184,423           38,998
Extensions                                     2,178                0                427             4,855            3,414
Improved recovery                                  0                0                  0                 0                0
Discoveries                                        0                0                  0                 0                0
Economic factors                                 249               65                 15             1,845              637
Technical revisions                              256              358                 80               940              850
Acquisitions                                   8,021            1,255              1,053            50,666           18,773
Dispositions                                    (196)               0                 (7)              (86)            (217)
Production                                    (1,455)            (121)              (296)          (31,248)          (7,080)
---------------------------------------------------------------------------------------------------------------------------

CLOSING BALANCE AT DEC. 31, 2004              15,468            1,562              3,113           211,395           55,375
---------------------------------------------------------------------------------------------------------------------------

                                              Light &           Heavy          Natural Gas        Natural             Oil
                                            Medium Oil           Oil             Liquids            Gas           Equivalent
PROVED + PROBABLE                             (mbbl)           (mbbl)             (mbbl)          (mmcf)            (mboe)
---------------------------------------------------------------------------------------------------------------------------
OPENING BALANCE DEC. 31, 2003                 11,053                6              2,638           237,441           53,271
Extensions                                     3,364                0                733             8,795            5,563
Improved recovery                                  0                0                  0                 0                0
Discoveries                                        0                0                  0                 0                0
Economic factors                                 341               92                 25             2,648              900
Technical revisions                               87              694                296             3,887            1,723
Acquisitions                                  13,838            1,516              1,608            72,651           29,071
Dispositions                                    (442)               0                (17)             (227)            (497)
Production                                    (1,455)            (121)              (296)          (31,248)          (7,080)
---------------------------------------------------------------------------------------------------------------------------

CLOSING BALANCE AT DEC. 31, 2004              26,786            2,187              4,987           293,947           82,951
---------------------------------------------------------------------------------------------------------------------------


NET ASSET VALUE USING SPROULE PRICE AND COST FORECASTS

($000, except per Unit amounts)                                                             5%                       10%
---------------------------------------------------------------------------------------------------------------------------

Present value proved and probable reserves                                              $ 1,135.2                  $ 885.1
Undeveloped acreage and seismic (1)                                                         (19.2)                   (19.2)
Working capital (deficit) net of cash distributions payable to Unitholders                  (27.4)                   (27.4)
Bank debt (2)                                                                              (159.1)                  (159.1)
---------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE                                                                         $   967.9                  $ 717.8
---------------------------------------------------------------------------------------------------------------------------


NET ASSET VALUE PER UNIT (3)                                                            $  14.88                   $ 11.04
---------------------------------------------------------------------------------------------------------------------------

(1)  Land at $50 per acre
(2) Net of proceeds related to the issuance of 5.25 million Units on February 9, (2005)
(3) Based on fully diluted Units outstanding at December 31, 2004 plus 6.0 million Units issued subsequent to year end

PRESS RELEASE
ADVANTAGE ENERGY INCOME FUND                                        Page 4 of 4
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
WORKING INTEREST RESERVES SUMMARY AS AT DECEMBER 31, 2004 USING SPROULE
CONSTANT PRICE ASSUMPTIONS

                                                                             Natural                              Oil
                                   Light & Medium Oil     Heavy Oil        Gas Liquids      Natural Gas       Equivalent
                                         (mbbl)            (mbbl)            (mbbl)            (mmcf)           (mboe)
---------------------------------------------------------------------------------------------------------------------------
PROVED
Developed Producing                       11,880.9          1,456.2          2,628.9            189,026         47,470
Developed Non-producing                      491.0              0.0            134.8              9,497          2,209
Undeveloped                                3,271.1              0.0            376.5             15,813          6,283
TOTAL PROVED                              15,643.0          1,456.2          3,140.2            214,335         55,962
---------------------------------------------------------------------------------------------------------------------------
Probable                                  11,501.6            597.1          1,897.7             85,562         28,257
TOTAL PROVED + PROBABLE                   27,144.6          2,053.3          5,037.9            299,897         84,219
---------------------------------------------------------------------------------------------------------------------------

NET PRESENT VALUE OF FUTURE NET REVENUE USING SPROULE CONSTANT PRICE ASSUMPTIONS
($000)
                                                                Before Income Taxes Discounted at
                                           0%                                  5%                                 10%
---------------------------------------------------------------------------------------------------------------------------
PROVED
Developed Producing                  $  1,146,393                         $  843,443                         $  684,199
Developed Non-producing                    47,966                             37,858                             31,125
Undeveloped                               112,906                             79,814                             56,660
TOTAL PROVED                            1,307,265                            961,115                            771,984
---------------------------------------------------------------------------------------------------------------------------
Probable                                  654,920                            361,057                            240,150
TOTAL PROVED + PROBABLE               $ 1,962,185                        $ 1,322,172                        $ 1,012,134
---------------------------------------------------------------------------------------------------------------------------

SPROULE CONSTANT PRICE ASSUMPTIONS

     Crude Oil:
         Edmonton Par                             $ 46.51 /bbl
         Hardisty Bow River 24.9o API             $ 24.15 /bbl

     Natural Gas:
         Alberta AECO-C                           $  6.78 /mmbtu
         B.C. Westcoast Station 2                 $  6.68 /mmbtu

     Natural Gas By-Products:
         Propane                                  $ 36.11 /bbl
         Butane                                   $ 39.78 /bbl
         Pentanes Plus                            $ 51.80 /bbl

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

                        For further information contact:
                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            Toll free: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com